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                            August 10, 2021

       Heather Childress
       Vice President, Deputy General Counsel
       Nextracker Inc.
       6200 Paseo Padre Parkway
       Fremont, California 94555

                                                        Re: Nextracker Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted July 30,
2021
                                                            CIK No. 0001852131

       Dear Ms. Childress:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS/A submitted July 30, 2021

       Combined Financial Statements
       General, page F-1

   1. Please consider the financial statement updating requirements of Rule 3-12 of Regulation
                                                        S-X in subsequent
amendments.
 Heather Childress
FirstName
NextrackerLastNameHeather  Childress
           Inc.
Comapany
August 10, NameNextracker
           2021           Inc.
August
Page 2 10, 2021 Page 2
FirstName LastName
2. Summary of accounting policies
Revenue recognition, page F-11

2. Based on your response to prior comment five, please more fully explain to us how you determined that the amounts of customer holdbacks at each balance sheet date are appropriately recorded as receivables based on the provisions of ASC 606-10-45-1, 45-3 and 45-4.
        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or
Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Lindsey A. Smith